DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

May 5, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be

Re:	Post-Effective Amendment No. 464 to the Registration Statement on Form N-1A of Xtrackers High Yield Corporate Bond - Interest Rate Hedged ETF (to be renamed Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF), Xtrackers Investment Grade Bond - Interest Rate Hedged ETF (to be renamed Xtrackers Bloomberg Barclays US Investment Grade Corporate ESG ETF) and Xtrackers Emerging Markets Bond - Interest Rate Hedged ETF (to be renamed Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF) ( each, a “Fund,” and collectively, the “Funds”), each a series of DBX ETF Trust (the “Registrant”) (Reg. Nos. 333-170122; 811-22487)

Dear Mr. Be,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on April 27, 2020. The Amendment was filed on behalf of the Funds on March 11, 2020, and has an effective date of May 12, 2020.

The Staff’s comments are restated below, followed by the Funds’ responses.

General Comments

1.	Comment: Please file your responses to our comments as EDGAR correspondence at least five (5) business days prior to the Amendment’s effective date. Please also e-mail any Fund prospectus pages that were changed in response to our comments marked to show such changes.

Response: The Registrant will file this comment/response letter and provide marked changed prospectus pages as requested.

2.	Comment: Apply comments to one section of the registration statement to similar disclosure throughout.

Response: The Registrant confirms that it will apply comments to one section of the registration statement to similar disclosure throughout.

3.	Comment: Please supplementally describe the extent of the pending changes to each Fund’s strategy; i.e., indicate to what degree you expect each Fund’s portfolio to turn over as a result of the intended changes.

Response: Based on information available as of April 29, 2020, we estimate the extent of the pending changes to each Fund’s portfolio to be as follows:

Current Fund Name	New Fund Name	Changes to Portfolio by Weight (as %)
Xtrackers High Yield Corporate Bond - Interest Rate Hedged ETF	Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF	100%*
Xtrackers Investment Grade Bond - Interest Rate Hedged ETF	Xtrackers Bloomberg Barclays US Investment Grade Corporate ESG ETF	65%
Xtrackers Emerging Markets Bond - Interest Rate Hedged ETF	Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF	50%

*	The Fund currently achieves its investment objective by investing a substantial portion of its assets in one or more ETFs advised by the Fund’s investment advisor. Consequently, the Fund obtains exposure to the high yield bond positions of its underlying index indirectly by investing in such ETFs, which invest in high yield bond positions directly. Under its new investment strategy, the Fund will invest directly in the bonds of its underlying index rather than indirectly through other ETFs. The 100% turnover rate in the table above reflects the Fund’s transition from its current ETF investments to its direct investments in its new underlying index’s constituent securities. When the Fund transitions to its new investment strategy, the Registrant estimates that portfolio turnover from the Fund’s current underlying security holdings to its new direct security holdings will hypothetically be approximately 47%. (This estimated portfolio turnover figure is necessarily hypothetical because of the Fund’s expected reliance on a representative sampling indexing strategy.)

In addition, following each Fund’s change in index and strategy, each Fund will no longer attempt to hedge against changes in interest rates.

4.	Comment: Please confirm that the Funds’ shareholders have been appropriately notified of the pending changes to the Funds.

Response: The Registrant confirms that shareholders of each Fund were provided 60 days’ advance notice of the pending changes to the Fund’s 80% investment policy.

5.	Comment: Significant market events have occurred as a result of the COVID-19 pandemic since the Amendment was filed. Please consider whether the Funds’ disclosure, including risk disclosure, should be revised based on how these events may affect a Fund and its investments. If the Registrant believes no additional disclosure is warranted, please explain supplementally why not.

Response: Each Fund filed a prospectus supplement on March 13, 2020 to add new “Market disruption risk” disclosure under the “Main Risks” section of the summary prospectus and within the summary section and the “Fund Details” section of each Fund’s prospectus. On April 15, 2020, each Fund filed an additional prospectus supplement to enhance the “Market disruption risk” and “Operational risk” disclosure relating to the impact of COVID-19. The disclosure updates from each of these supplements will be included in the post-effective amendment to be filed by the Registrant shortly after the date of this letter.

Comments on Xtrackers High Yield Corporate Bond - Interest Rate Hedged ETF (to be renamed Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF)

6.	Comment: In the first paragraph under “Principal Investment Strategies,” please revise disclosure to explain briefly what ‘beta-type’ index means.

Response: The disclosure has been revised to delete references to “beta-type.”

7.	Comment: In the second paragraph under “Principal Investment Strategies,” please clarify how ESG scores are assigned. In particular, please clarify whether ESG scores are assigned to excluded categories (i.e., thermal coal, tobacco, weapons, or UN Global Compact principle violation). Please briefly explain how ESG scores are determined.

Response: The disclosure has been revised to clarify the determination and assignment of ESG scores.

8.	Comment: In the summary section of the prospectus only, please limit the J.P. Morgan Chase & Co. disclaimer disclosure appearing under “Principal Investment Strategies” to indicate only that the Fund is not a J.P. Morgan fund. The remainder of this disclaimer language can be included as Item 9 disclosure.

Response: The index disclaimer language currently appearing in the summary sections of the Funds’ prospectuses has been appropriately shortened.

9.	Comment: With respect to the disclosure in the “Fund Details” section of the Fund’s prospectus under “Principal Investment Strategies” relating to the Fund’s use of futures contracts, please clarify whether the Fund’s intended use of futures is a principal investment strategy. If so, please explain how it fits into the Fund’s overall principal investment strategy.

Response: The Registrant hereby confirms that the Fund does not use futures contracts as a principal investment strategy. We therefore believe the existing disclosure is appropriate.

10.	Comment: The second sentence of the second paragraph under “Index Description” in the “Fund Details” section of the Fund’s prospectus is confusing and should be written in plain English. Similarly, the last sentence of this section should likewise be simplified. Specifically, the terms “bespoke” and “green bonds” should be clarified. Consider using a different term than “bespoke.”

Response: The disclosure has been revised accordingly.

Comments on Xtrackers Investment Grade Bond - Interest Rate Hedged ETF (to be renamed Xtrackers Bloomberg Barclays US Investment Grade Corporate ESG ETF)

11.	Comment: The last sentence of the first paragraph under “Principal Investment Strategies” states that the “Underlying Index generally aims to keep the broad characteristics of its parent index, the Bloomberg Barclays US Corporate Index (an investment grade corporate bond universe), resulting in a broad high yield [emphasis added] fixed income market exposure, ‘beta-type’ index with ESG aspects.” Please clarify whether this reference to “high yield” was in error and correct the disclosure accordingly.

Response: We confirm that the reference to “high yield” was erroneous and the disclosure has been revised to replace it with “investment grade.”

12.	Comment: In the second paragraph under “Principal Investment Strategies,” please explain briefly in plain English how ESG ratings are assigned. In particular, the last two sentences of the second paragraph should be rewritten in plain English. The references to “neutralization” and “three-way matrix” may be confusing to shareholders.

Response: The disclosure has been revised accordingly.

Comments on Xtrackers Emerging Markets Bond - Interest Rate Hedged ETF (to be renamed Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF)

13.	Comment: As a general comment, please explain how ESG criteria apply to securities issued by sovereign countries as opposed to securities issued by corporate entities. For example, the first paragraph under “Principal Investment Strategies,” states that “[i]ssuers involved in thermal coal, tobacco, weapons, or UN Global Compact principle violations are excluded from the index”. How would a sovereign entity qualify as an issuer involved in one of these categories? The prospectus disclosure should be modified appropriately to reflect this general comment.

Response: The disclosure has been revised to clarify the ESG criteria that are applied to sovereign issuers and how the index methodology determines whether such issuers should be included in or excluded from the index.

14.	Comment: The second paragraph under “Principal Investment Strategies” states that the “universe of countries may change in accordance with the index provider’s determination of eligible market countries”. Please explain under what circumstances the index provider would make changes to the list of eligible countries.

Response: The disclosure has been revised accordingly.

15.	Comment: The sixth paragraph under “Principal Investment Strategies” states that the “fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to the extent its Underlying Index is concentrated”. Please explain how this policy works when the Fund invests in securities issued by sovereign entities not corporate issuers.

.

Response: The Fund’s current above-referenced concentration policy is not changing as a result of the Fund’s implementation of its new investment strategy. The Registrant has, however, included additional disclosure in the Fund’s SAI that clarifies that, for purposes of this concentration policy, securities of non-U.S. sovereign entities are not considered to be issued by members of any industry.

16.	Comment: The last sentence of the third paragraph under “Index Description” in the “Fund Details” section of the Fund’s prospectus states that “[i]f, however, a quasi-sovereign issuer [emphasis added] in the Underlying Index is not covered by any of the input ESG score providers, the respective sovereign ESG score is assigned to the issuer”. Clarify what is meant by quasi-sovereign issuer. If the Fund’s investments include both sovereign and quasi-sovereign issuers, please more fully explain the range of security types in which the Fund may invest.

Response: The Registrant has confirmed that the Fund’s investments will only consist of investments in securities issued by sovereign entities. Accordingly, the reference to “quasi-sovereign issuer” has been deleted and the disclosure has been further modified to clarify that only sovereign bonds are eligible for inclusion in the Fund’s underlying index.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/ James M. Wall

James M. Wall

Director & Associate General Counsel

cc: Jeremy Senderowicz, Dechert LLP

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